.

                      FY2008 Consolidated Financial Results
                     (April 1, 2007 through March 31, 2008)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                                               May 8, 2008
  Company name                                              : Toyota Motor Corporation
  Stock exchanges on which the shares are listed            : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                              Stock Exchanges in Japan
  Code number                                               : 7203
  URL                                                       : http://www.toyota.co.jp
  Representative                                            : Katsuaki Watanabe, President
  Contact person                                            : Takuo Sasaki, General Manager, Accounting Division
                                                              Tel. (0565) 28-2121
  Date of the ordinary general shareholders' meeting        : June 24, 2008
  Payment date of cash dividends                            : June 25, 2008
  Filing date of financial statements                       : June 25, 2008


                                                                 (Amounts are rounded to the nearest million yen)

   1. Consolidated Results for FY2008 (April 1, 2007 through March 31, 2008)

   (1) Consolidated financial results                                         (% of change from previous year)
   -------------------------------------------------------------------------------------------------------------
                                                                 Income before income
                                                                   taxes, minority
                                                                interest and equity in
                    Net revenues          Operating income      earnings of affiliated        Net income
                                                                       companies
               -------------------------------------------------------------------------------------------------
                  Million yen       %     Million yen       %     Million yen        %    Million yen        %
   FY2008          26,289,240   (9.8)       2,270,375   (1.4)       2,437,222    (2.3)      1,717,879    (4.5)
   FY2007          23,948,091  (13.8)       2,238,683  (19.2)       2,382,516   (14.1)      1,644,032   (19.8)
   -------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------
                 Net income per      Net income per        Ratio of        Ratio of income        Ratio of
                      share              share          shareholders'      before taxes to    operating income
                     - Basic           - Dilutes        equity to net       total assets      to net revenues
                                                            income
   -------------------------------------------------------------------------------------------------------------
                              Yen                Yen                  %                   %                  %
   FY2008                  540.65             540.44               14.5                 7.5                8.6
   FY2007                  512.09             511.80               14.7                 7.8                9.3
   -------------------------------------------------------------------------------------------------------------
    Reference:  Equity in earnings of  affiliated  companies:  FY2008  270,114  million  yen,
      FY2007  209,515 million yen.


   (2) Consolidated financial position
   -------------------------------------------------------------------------------------------------------------
                    Total assets        Shareholders' equity           Ratio of          Shareholders' equity
                                                                 shareholders' equity          per share
   -------------------------------------------------------------------------------------------------------------
                          Million yen             Million yen                        %                     Yen
   FY2008                  32,458,320              11,869,527                     36.6                3,768.97
   FY2007                  32,574,779              11,836,092                     36.3                3,701.17
   -------------------------------------------------------------------------------------------------------------

   (3) Consolidated cash flows
   -------------------------------------------------------------------------------------------------------------
                      From operating          From investing           From financing           Cash and cash
                        activities              activities               activities         equivalents at end of
                                                                                                     year
   -------------------------------------------------------------------------------------------------------------
                        Million yen             Million yen              Million yen             Million yen
   FY2008                 2,981,624             (3,874,886)                  706,189               1,628,547
   FY2007                 3,238,173             (3,814,378)                  881,768               1,900,379
   -------------------------------------------------------------------------------------------------------------

                      FY2008 Consolidated Financial Results
                     (April 1, 2007 through March 31, 2008)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

   2.  Cash dividends

   -------------------------------------------------------------------------------------------------------------
                     Cash dividends per share                                                Ratio of total
               -------------------------------------                                            amount of
                                                                                               dividends to
                                                     Total amount of     Dividends payout      shareholders'
                                                      cash dividends          ratio               equity
                                                         (annual)         (consolidated)      (consolidated)
                 Interim    Year-end      Annual
   -------------------------------------------------------------------------------------------------------------
                      Yen         Yen          Yen        Million yen                    %                   %
   FY2007           50.00       70.00       120.00            384,666                 23.4                 3.4
   FY2008           65.00       75.00       140.00            443,200                 25.9                 3.7
   -------------------------------------------------------------------------------------------------------------


   3. Forecast of consolidated results for FY2009 (April 1, 2008 through March 31, 2009)
                                 (% of change from FY2008 semi-annual or FY2008)
   ------------------------------------------------------------------------------------------------------------
                                                                     Income before income
                                                                       taxes, minority
                                Net revenues     Operating income   interest and equity in      Net income
                                                                    earnings of affiliated
                                                                          companies
   -------------------------------------------------------------------------------------------------------------
                              Million yen    %   Million yen    %         Million yen    %    Million yen    %
   FY2009 First Half (for
   six-month period ending   12,200,000 (-6.2)    750,000  (-41.0)         800,000  (-41.3)    600,000  (-36.3)
   September 30, 2008)
   FY2009                    25,000,000 (-4.9)  1,600,000  (-29.5)       1,700,000  (-30.2)  1,250,000  (-27.2)
   -------------------------------------------------------------------------------------------------------------
   Forecast of net income per share - Basic (FY2009 First Half): 190.52 Yen (FY2009): 396.92 Yen


   4.  Others

   (1) Changes in significant subsidiaries during FY2008
       (changes in specified subsidiaries that caused a change in scope of consolidation) : none

   (2) Changes in accounting principles, procedures, and disclosures during FY2008
    1. Changes by a newly issued accounting pronouncement : yes
    2. Changes other than (2)-1 above : none

   (3) Number of shares issued and outstanding (common stock)

    1. Number of shares issued and outstanding at the end of each fiscal year :
       FY2008 3,447,997,492 shares, FY2007 3,609,997,492 shares
    2. Number of treasury stock at the end of each fiscal year : FY2008 298,717,640 shares, FY2007 412,060,800 shares
    3. Average number of shares issued and outstanding in each fiscal year :
       FY2008 3,177,445,155 shares, FY2007 3,210,422,730 shares

                     FY2008 Unconsolidated Financial Results
                     (April 1, 2007 through March 31, 2008)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

   Reference: Overview of the Unconsolidated Financial Results

                                                                (Amounts less than one million yen are omitted)

1.   Unconsolidated results for FY2008 (April 1, 2007 through March 31, 2008)

   (1) Unconsolidated financial results                                        (% of change from previous year)
   -------------------------------------------------------------------------------------------------------------
                       Net sales            Operating income        Ordinary income           Net income
   -------------------------------------------------------------------------------------------------------------
                  Million yen         %   Million yen        %    Million yen        %    Million yen        %
   FY2008          12,079,264     (4.4)     1,108,600   (-3.7)      1,580,626    (1.6)      1,138,144    (7.4)
   FY2007          11,571,834    (13.5)     1,150,921   (35.7)      1,555,193   (40.8)      1,060,109   (38.4)
   -------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------
                 Net income per share     Net income per share
                        - Basic                - Diluted
   -------------------------------------------------------------
                                    Yen                    Yen
   FY2008                        358.19                 358.06
   FY2007                        330.20                 330.01
   -------------------------------------------------------------


   (2) Unconsolidated financial position
   -------------------------------------------------------------------------------------------------------------
                     Total assets              Net assets            Equity ratio        Net assets per share
   -------------------------------------------------------------------------------------------------------------
                            Million yen            Million yen                       %                     Yen
   FY2008                    10,435,805              7,302,401                    69.9                2,317.42
   FY2007                    10,661,169              7,150,603                    67.1                2,235.64
   -------------------------------------------------------------------------------------------------------------
   Reference: Equity at the end of FY2008: 7,298,218 million yen, Equity at the end of FY2007: 7,149,432 million yen.



2. Forecast of unconsolidated results for FY2009 (April 1, 2008 through March 31, 2009)
                                                                                       (% of change from FY2008)
   -------------------------------------------------------------------------------------------------------------
                       Net sales            Operating income        Ordinary income           Net income
   -------------------------------------------------------------------------------------------------------------
                  Million yen        %   Million yen        %     Million yen      %      Million yen       %
   FY2009          11,900,000    (-1.5)       500,000  (-54.9)        980,000  (-38.0)        770,000  (-32.3)
   -------------------------------------------------------------------------------------------------------------
    Forecast of net income per share - Basic (FY2009): 244.50 Yen

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.